UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41433

Warrantee Inc.

1103, Kitahama Craft

2-4-1 Doshomachi, Chuo-ku

Osaka City, Osaka 541-0045, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Change of Auditor

On November 8, 2023, Warrantee Inc. (the “Company”) appointed Assentsure PAC (“Assentsure”) as its independent registered public accounting firm, effective on the same day. Assentsure replaced BF Borgers CPA PC (“BF Borgers”), the former independent registered public accounting firm of the Company, which the Company dismissed on the same day. The engagement letter between the Company and Assentsure was subsequently executed on November 20, 2023. The appointment of Assentsure and the dismissal of BF Borgers were made after careful consideration and evaluation process by the Company and were approved by the board of directors and the board of corporate auditors of the Company. The Company’s decision was not as a result of any disagreement between the Company and BF Borgers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

BF Borgers served as the Company’s independent public accounting firm starting from January 22, 2022. The audit report of BF Borgers on the consolidated financial statements of the Company for the fiscal years ended March 31, 2022 and 2021 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. During the Company’s engagement of BF Borgers until November 8, 2023, there had been no disagreements with BF Borgers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to BF Brogers’s satisfaction, would have caused BF Borgers to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods.

During the Company’s engagement of BF Borgers until November 8, 2023, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses reported by management in the Risk Factors section of the Company’s registration statement on Form F-1 (File No. 333-272367), as amended.

The Company has requested that BF Borgers furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statement. The Company will file an amendment to this Form 6-K with a copy of BF Borgers’s letter once received.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of Assentsure, neither the Company, nor someone on behalf of the Company, has consulted Assentsure regarding either the application of accounting principles to a specified transaction, whether completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements. Neither a written report was provided to the Company or oral advice was provided that Assentsure concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue. Additionally, neither the Company, nor anyone on behalf of it, has consulted Assentsure regarding any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Warrantee Inc.

By:	/s/ Yusuke Shono
Yusuke Shono
Chief Executive Officer and Director

Date: December 26, 2023